

October 6, 2011

Via e-mail:
Mr. Zhong Bo
Chief Executive Officer and Chairman of the Board
ZST Digital Networks, Inc.
206 Tongbo Street, Boyaxicheng Second Floor
Zhengzhou City, Henan Province
People's Republic of China 450007

  RE: ZST Digital Networks, Inc.
     Form 10-K for fiscal year ended December 31, 2010
     Filed March 4, 2011
     Form 10-Q for the quarterly period ended June 30, 2011
     Filed August 11, 2011
     File No. 001-34488

Dear Mr. Bo:

  We have reviewed your response letter dated September 22, 2011 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2011

Note 2 – Summary of Accounting Policies

Multiple Deliverable, page 8

1. We refer to your response to comment two from our letter dated August 16, 2011. You state that you account for the commercial GPS service on a gross basis. We note on page 28 of the Form 10-Q for the quarterly period ended June 30, 2011 that your customers also subscribe with China Unicom for telecommunication service related to the GPS

services. Tell us in detail how you considered Section 605-45 of the ASC in regards to these services. In your response tell us who the customer enters into contracts with and describe the significant provisions of the agreements including, but not limited to, the following:

- the nature of the services provided;
- the nature of the involvement of China Unicom;
- the term of the contracts upon the purchase of the GPS services, including if the second year or any subsequent years of service are included in the purchase; and
- your responsibilities for providing services in these arrangements.

2. You indicate in your response that the renewal subscription with China Unicom is a free service provided for your customers. It appears that this free service is a component or deliverable of the initial arrangement with your customers. Tell us how you applied the guidance in ASC 605-25 in accounting for this deliverable and considering whether you should allocate revenue to this future service.

3. You state in your response that the first year of service is included in the purchase of the GPS by your customers and you pay a subscription expense to China Unicom. Later you disclose that in your agreement with China Unicom that there is no fee obligation owed to them in the first year. Please reconcile these apparent differences in your response.

4. We note in your response that you indicate that you account for the expenses paid to China Unicom as an operating cost and also a cost of service. Please clarify where this expense is classified in the income statement.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French

Larry Spirgel
Assistant Director